FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX COMPLETES FULL ENROLLMENT IN PIVOTAL PHASE III TRIAL OF MBI 226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    February 3, 2003                               By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX COMPLETES FULL ENROLLMENT IN PIVOTAL PHASE III TRIAL OF MBI 226

Vancouver, BC, CANADA - February 3, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), in collaboration with Fujisawa Healthcare, Inc. has completed patient enrollment in the Phase III clinical trial of MBI 226, a novel, topical, antimicrobial peptide under development for the prevention of central venous catheter-related bloodstream infections. As planned, total enrollment exceeded 1400 subjects, the largest trial conducted to date for this indication. Results for the trial are expected to be available during the third quarter of calendar 2003.

"This is a very important and exciting step toward completing the requirements for a submission to the FDA, stated James DeMesa, M.D., President and CEO of Micrologix. Along with Fujisawa Healthcare, we are taking significant action toward achieving that goal."

Donald Buell, M.D., Medical Director at Fujisawa Healthcare, Inc. added, "With completion of the Phase III enrollment, Fujisawa is looking forward to working with Micrologix in advancing the development of this important product and bringing it closer to review by the FDA".

About the Phase III Trial
The objective of the Phase III trial is to demonstrate that MBI 226, administered at central venous catheter insertion sites, reduces bacterial and fungal colonization of the catheters and prevents subsequent bloodstream infections. In the Phase III trial, MBI 226 is compared with the standard-of-care, in a randomized, multi-center study.

Background on CVC-Related Bloodstream Infections
Central venous catheters ("CVC"s) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. Each year in the US, more than five million CVCs are sold, and it is estimated by the US Center for Disease Control that catheter-related bloodstream infections develop in approximately 250,000 patients, resulting in approximately 50,000 deaths. On average, a patient with a CVC-related bloodstream infection spends an additional 6.5 days in intensive care at a cost of US$25,000. As such, these infections increase the annual cost to the US health care system by more than US$5 billion annually.

The vast majority of central venous catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics.

About Fujisawa Healthcare, Inc.
Fujisawa Healthcare, Inc., headquartered in Deerfield, IL, US, develops, manufactures, and markets proprietary pharmaceutical products in the United States and abroad. Fujisawa Healthcare, Inc. is a subsidiary of Fujisawa Pharmaceutical Co., Ltd., based in Osaka, Japan. Fujisawa Pharmaceutical Co., Ltd., founded in 1894, is a leading pharmaceutical company with over 8,100 employees at international operations in North America, Europe, and Asia. Fujisawa markets a broad range of products in North America in the following therapeutic areas: anti-infectives, dermatology, transplantation and cardiovascular.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"
James DeMesa, MD
President & CEO

Contacts:
Jonathan Burke
Investor & Media Relations
Micrologix Biotech Inc.
Telephone: 604-221-9666 Ext 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com

Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Maribeth Landwehr
Corporate Communications
Fujisawa Healthcare, Inc.
Telephone: 847-317-8988
Email: maribeth_landwehr@fujisawa.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, MBI 226 successfully completing Phase III clinical trials and Micrologix successfully completing the requirements for a submission to the U.S. FDA. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.